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                                                                    Exhibit 99.1

PARAMOUNT RESOURCES LTD.
Calgary, Alberta

June 29, 2004


NEWS RELEASE: PARAMOUNT RESOURCES LTD. COMPLETES U.S.$125
              MILLION NOTES OFFERING
              -----------------------------------------------------

Paramount Resources Ltd. has closed its U.S.$125 million offering of 8 7/8% Senior Notes due 2014. Proceeds from the notes offering are expected to be used to fund Paramount's previously announced acquisition of oil and natural gas assets in the Kaybob and Fort Liard areas, which is expected to close tomorrow.

The underwriters for the offering were UBS Investment Bank, Harris Nesbitt, CIBC World Markets and Scotia Capital.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

       Paramount Resources Ltd.
       C.H. (Clay) Riddell, Chairman and Chief Executive Officer
       J.H.T. (Jim) Riddell, President and Chief Operating Officer B.K. (Bernie) Lee, Chief Financial Officer
       Phone: (403) 290-3600
       Fax: (403) 262-7994